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                          September 8, 2023

       Dominick Zarcone
       Chief Executive Officer
       LKQ CORP
       500 West Madison Street
       Suite 2800
       Chicago, IL 60661

                                                        Re: LKQ CORP
                                                            Registration
Statement on Form S-4
                                                            Filed September 1,
2023
                                                            File No. 333-274311

       Dear Dominick Zarcone:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Jason Schendel